UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)
(Amendment No. )*

DEVRY EDUCATION GROUP INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

251893103
(CUSIP Number)

Shanda Scibilia
International Value Advisers, LLC
717 Fifth Avenue, 10th Floor
New York, NY 10022
(212) 584-3570
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2016
(Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

International Value Advisers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

AF
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware, United States
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		11,414,354
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		12,221,652
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,221,652
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Charles de Vaulx
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

France
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		11,414,354
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		12,221,652
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,221,652
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Charles de Lardemelle
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		0
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		12,221,652
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,221,652
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11) 19.5%

14.	Type of Reporting Person (See Instructions)

IN

EXPLANATORY NOTE

International Value Advisers, LLC previously filed a statement on Schedule 13G with the Securities and Exchange Commission on February 13, 2015, as amended, with respect to the securities that are the subject of this Schedule 13D pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”).

Item 1. Security and Issuer

            This statement relates to the common stock, par value $0.01 per share (the “Shares”), of DeVry Education Group Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 3005 Highland Parkway, Downers Grove, IL 60515.

Item 2. Identity and Background

            (a) The Shares reported herein are held by various separately managed account clients (the “Managed Accounts”) and certain funds (the “Funds”) under the management and control of International Value Advisers, LLC (“IVA”), a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940. The Funds are the following: (i) IVA Worldwide Fund, an investment company registered under the Investment Company Act of 1940, as amended (“WORLD”); (ii) IVA Global Master Fund L.P., a Cayman Islands exempted limited partnership (“IVAGMF”); and (iii) IVA Global SICAV, an investment company registered in the Grand Duchy of Luxembourg as an undertaking for collective investment in transferable securities (“SICAV”). IVA is also the managing partner of IVAGMF’s general partner. Charles de Vaulx and Charles (“Chuck”) de Lardemelle are portfolio managers (each a “PM”, and together, the “PMs”) for the Managed Accounts and Funds and, as such, have the authority to make decisions regarding disposition of all Shares. Charles de Vaulx also acts as Chief Investment Officer (the “CIO”) of IVA and has the authority to make decisions regarding voting of some of the Shares.

IVA and the PMs are each referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

            (b) The principal business address of IVA and the PMs is 717 Fifth Avenue, 10th Floor, New York, NY 10022.

            (c) The principal business of IVA and the PMs is to invest funds for client accounts under their management.

            (d) Neither IVA nor the PMs has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither IVA nor the PMs has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) IVA is a Delaware limited liability company. Charles de Vaulx is a citizen of France and Chuck de Lardemelle is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

            The Shares reported herein were acquired at an aggregate purchase amount of $391,057,963. The Shares were acquired with investment funds of the Managed Accounts and Funds advised by IVA.

Item 4. Purpose of Transaction

            IVA originally acquired the Shares for investment purposes in the ordinary course of business.

            In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Shares, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons have discussed and may further discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of the Issuer’s Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations or board of directors, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

            The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

            The aggregate percentage of Share reportedly owned by each person named herein is based upon 62,751,000 Shares outstanding, as of April 29, 2016 and reported in the Issuer’s Form 10-Q filed on May 5, 2016.

1.	IVA

a)

As of June 22, 2016, 12,221,652 Shares in aggregate were deemed to be beneficially owned by IVA, as the investment manager to i) WORLD which owns 7,556,094 Shares constituting 12.0% of the Issuer’s outstanding Shares, ii) IVAGMF which owns 499,185 Shares constituting 0.8% of the Issuer’s outstanding Shares, iii) SICAV which owns 853,551 Shares constituting 1.4% of the Issuer’s outstanding Shares, and iv) the Managed Accounts which own 3,312,822 Shares constituting 5.3% of the Issuer’s outstanding Shares.

Percentage: 19.5%

	b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 11,414,354 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 12,221,652

2.	Charles de Vaulx

	a)	Mr. De Vaulx, as the CIO and managing member of IVA, may be deemed the beneficial owner of 12,221,652 Shares owned by the Funds and the Managed Accounts.

Percentage: 19.5%

	b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 11,414,354 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 12,221,652

3.	Chuck de Lardemelle

	a)	Mr. de Lardemelle, as a PM and managing member of IVA, may be deemed the beneficial owner of 12,221,652 Shares owned by the Funds and the Managed Accounts.

Percentage: 19.5%

	b)	Sole power to vote or direct the vote: 0 Shared power to vote or direct the vote: 0 Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 12,221,652

            As of June 22, 2016, the Reporting Persons collectively beneficially owned an aggregate of 12,221,652 Shares, constituting 19.5% of the Issuer’s outstanding Shares.

            Each Reporting Person, as a member of a “group” with the other Reporting Persons, may be deemed beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

c)

A list of transactions in the Shares that were effected by the Reporting Persons during the past 60 days is attached as Exhibit A hereto and is incorporated herein by reference. All of the transactions listed on Exhibit A were effected in the open market.

d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares other than the Funds and Managed Accounts that IVA manages.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            On June 22, 2016 the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto Exhibit B.

Item 7. Material to be Filed as Exhibits

Exhibit A	Transactions in Shares that were effected by IVA during the past sixty days

Exhibit B	Joint Filing Agreement

SIGNATURE

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2016

International Value Advisers, LLC

By:	/s/ Michael W. Malafronte
Name:	Michael W. Malafronte
Title:	Managing Partner

Charles de Vaulx

/s/ Charles de Vaulx

Charles de Lardemelle

/s/ Charles de Lardemelle

EXHIBIT INDEX

Exhibit A	Transactions in Shares that were effected by IVA during the past sixty days

Exhibit B	Joint Filing Agreement

Exhibit A

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Issuer during the past 60 days:

		Transaction Type
Account	Date of Transaction	(Purchase or Sale)	Shares	Price
SICAV	4/19/2016	Sale	17,869	$17.77
Managed Account	4/19/2016	Sale	19,491	$17.77
Managed Account	4/20/2016	Purchase	21,435	$17.30
SICAV	5/3/2016	Sale	5,048	$16.69
WORLD	5/3/2016	Sale	268,299	$16.69
Managed Account	5/4/2016	Sale	17,609	$16.48
Managed Account	6/16/2016	Sale	11,096	$17.33

Exhibit B

JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of DeVry Education Group Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement.

Dated: June 22, 2016

International Value Advisers, LLC

By:	/s/ Michael W. Malafronte
Name:	Michael W. Malafronte
Title:	Managing Partner

Charles de Vaulx

/s/ Charles de Vaulx

Charles de Lardemelle

/s/ Charles de Lardemelle